

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2018

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.
Suite 800 West
West Hollywood, CA 90069

      **Re: StartEngine Crowdfunding, Inc.**
          **Amendment No. 2 to**
          **Offering Statement on Form 1-A**
          **Filed November 1, 2018**
          **File No. 024-10862**

Dear Mr. Marks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2018 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.    Please revise the forepart of the offering statement to highlight that an investor's decision to purchase securities pursuant to the subscription agreement, as well as agreement to the exclusive forum and jury trial waiver provisions thereunder, is irrevocable. Refer to Sections 1(a) and 7 of each of the subscription agreements for common stock and preferred stock, filed as exhibits 4.1 and 4.2, respectively.

Summary

The Offering, page 5

2.  We note your revised disclosure on page 34 in response to comment 2. For consistency, please revise your disclosure in the first paragraph of this section, as well as the first paragraph under the heading "Securities Being Offered" on page 34, to state that there will be a smart contract for each class of Tokens.

Risk Factors

Investors in this offering may not be entitled to a jury trial..., page 11

3.  Please revise the second sentence of the fourth paragraph in this section to remove the word "substantive" from your statement that no condition, stipulation or provision of the subscription agreement serves as a waiver of any provision of the federal securities laws.  In addition, please revise to clarify whether purchasers in secondary transactions would be subject to this provision.  If the provision is not intended to apply to secondary purchasers, disclose any difference in rights between primary and secondary purchasers and describe how the provision will be implemented, including, for example, in instances where a single shareholder purchases in both the primary and secondary market.

The smart contracts may be vulnerable and may not work as anticipated..., page 12

4.  We note your response to comment 3 that you have revised your disclosure to "reflect that due to the nature of the Tokens in the offering, the remedies will be the identical to those available to traditional securities holders."  However, we are unable to locate your revised disclosure that so states.  Please revise or advise.

Plan of Distribution, page 16

5.  We note your revised disclosure in response to comment 5.  Please further revise to briefly explain what you mean by your statement that the Tokens are "effectively" digital stock certificates.  As previously requested, please revise your disclosure to indicate whether, and if so, how, these digital stock certificates will differ from the tokens being used to represent the Common Stock and Series Token Preferred Stock.

Investors' Tender of Funds, page 17

6.  We note your disclosure here and in the risk factor on page 10 that there may be a significant delay between the time of subscription and final delivery of the security (e.g., up to 6 months).  Please explain in more detail why the diligence procedures described on page 17 could take up to six months to complete.  We further note that the subscriptions are irrevocable and that the company will determine in its sole discretion upon completion of diligence when to accept and close on a subscription.  Please provide more information about what rights subscribers may have after remitting payment, but prior to a closing, including in instances of dissolution or liquidation of the company.  Finally, please tell us

how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Additional Perks, page 18

7.      We note your response to comment 9 that you are no longer offering the 10% incentive. We note, however, that your website continues to include various references to this incentive for a number of r offerings on your funding portal.  Please advise.  In addition, we reissue comment 9 for information regarding the historical incentive offers made to investors. Please tell us how long you have offered this incentive.  Please provide a list of all instances where this incentive was offered to investors, including the identification of the respective offering/investment opportunity on your portal, the amounts distributed or to be distributed pursuant to the terms of the incentive and the dates.  Please also explain in detail how you intend to address the investors who have invested in the investment opportunities on your portal in reliance on this incentive to the extent you intend to terminate this incentive as represented in your response. Finally, please explain to us how the incentive perk did not violate the funding portal prohibitions outlined in comment 9.

8.      We note your response to comment 10 that you are no longer offering the 10% incentive and reissue to address the incentives that have historically been offered. Please explain how you determined which Regulation Crowdfunding issuers participated in the incentive and whether there were any fees or other services exchanged in connection with an issuer's participation.  In addition, please provide your analysis as to why you should not be deemed to have been a statutory underwriter for the bonus shares.

The Company's Business
Services under Development, page 20

9.      Please enhance your discussion to address the estimated time frame of when you think these additional services will be completed, including expected costs to be incurred.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

10.     Please revise to disclose revenue metrics (e.g. revenues by product and or type, the number of underlying transactions, fees received from warrants) and discuss any material change period over period for the periods presented.

11.     Please revise to disclose cost of revenue metrics (e.g. cost of revenues by type) and discuss any material change period over period for the periods presented.

12.     Please enhance your disclosure to discuss the underlying drivers for the decrease in your gross margin from 79.7% for the six months ending June 30, 2017 to 68.2% for the six months ending June 30, 2018.

13.     Please break out general and administrative expenses by type (i.e. salaries and benefits, research and development, etc.) and discuss any material changes period over period.

14.    Please revise to discuss the changes in financial position for the periods presented.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-6

15.    Please provide an accounting policy for other current assets, including the nature thereof and disclose the amounts of material assets for the periods presented.

Fair Value of Financial Instruments
Level 3 - Investments - Warrants, page F-8

16.    Please revise to disclose the number of private portfolio companies for which you hold warrants, including the warrants received during the periods presented for each portfolio company.

Revenue Recognition, page F-12, page F-12

17.    We note that, on January 1, 2018, you adopted ASC 606 Revenue from Contracts with Customers.  Please revise your accounting policy to disclose the impact of this new guidance to your financial statements and provide the revised disclosures as required. Additionally, please also address the following:

- Your current disclosure appears general in nature. In your revised disclosure, discuss the various types of fees and nature thereof, including sponsorships, and when fees are due and how they are received;
- Disclose if you offer refunds, for example, if an offering does not raise sufficient funds, and if so, how you account for the refunds; and
- Disclose the circumstances of when you would receive equity warrants in a transaction and how you account for the transaction.

Note 6 - Stockholders' Equity, page F-15

18.    We note from page F-35 that you granted stock options to employees and non-employees subsequent to December 31, 2017. However, Note 6 to your interim financial statements only discloses information regarding stock option grants to employees.  Please revise to disclose the information regarding grants to non-employees in accordance with ASC 505-50-50 or advise.

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2017 and 2016
Note 3 - Marketable Securities and Investments, page F-31

19.    Considering that your investment securities represent 53% of total assets at both June 30, 2018 and December 31, 2017 and 87% of total assets at December 31, 2016, please enhance your disclosure to provide additional transparency around these investments, for

example, business and or industry sector, geographic concentration, economic characteristics and investment objective.

Available-for-Sale Securities, page F-31

20.     Given that your investment securities represent 53% of total assets at June 30, 2018 and December 31, 2017, please supplementally discuss whether you are an "investment company" as defined under Section 3(a) of the Investment Company Act.  We may have additional comments upon review of your response.

Exhibits

21.     We note the statement in the penultimate paragraph on page 2 of each of the subscription agreements for common stock and preferred stock, filed as exhibits 4.1 and 4.2, respectively, that you make no representations or warranties to investors signing the subscription agreement "as to the accuracy or completeness of the information contained in any offering materials."  Please note that you are responsible for your disclosure to investors and as such, it is not appropriate to state or imply that investors cannot rely on your disclosure.  Please revise or remove the disclaimer. In addition, we note your disclaimer on the bottom of page 1, which indicates that investors may not view the offering circular or other communications from the company, including "testing the watres" materials as investment advice and that investors must rely on their own examination of the company. Please explain to us in detail why this disclaimer is appropriate or revise to remove it from your subscription agreements.

        You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lin, Staff Attorney, at (202) 551-3552 or Erin M. Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Financial Services